SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

News Release

CNH Returns to Profitability in the Fourth Quarter and 2003,
Excluding Restructuring Charges

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (February 5, 2004) CNH Global N.V. (NYSE:CNH) today reported fourth quarter net income of $29 million compared to a fourth quarter 2002 net loss of $4 million, excluding restructuring charges in both periods. In the fourth quarter, the company took a $140 million restructuring charge, net of tax, related to the execution of its manufacturing rationalization plan. Including this restructuring charge, the company recorded a fourth quarter 2003 net loss of $111 million, compared to a net loss of $25 million, which included restructuring charges of $21 million, in the fourth quarter of 2002.

For the full year, CNH’s net income of $30 million in 2003 compares favorably to a loss of $63 million in 2002, excluding restructuring charges in both years, and excluding the cumulative effect of a change in accounting principle in 2002 related to goodwill impairment. Improved performance in the company’s Equipment Operations accounted for approximately $60 million of the improvement, with Financial Services contributing the balance. CNH’s net loss was $157 million, or $1.19 per share, including restructuring charges of $187 million, compared to a 2002 net loss of $426 million, including restructuring charges of $38 million and a $325 million cumulative effect of a change in accounting principle.

“Last year was a pivotal time for CNH,” Paolo Monferino, CNH president and chief executive officer said. “We achieved our primary objective to improve the bottom line by about $100 million before restructuring charges; our construction equipment business turned the corner; and our agricultural equipment business successfully completed the most aggressive new product launch program in our history. With the momentum we have generated through the second half of 2003, we fully expect to deliver a further improvement to the bottom line, excluding restructuring, for 2004.”

Fourth quarter sales of agricultural equipment. Net sales of agricultural equipment increased to $1.885 billion for the quarter, compared to $1.646 billion in the fourth quarter of 2002. Net sales of agricultural equipment increased in the quarter reflecting currency variations and strong sales of the company’s new line of combine harvesters across the three major markets of North America, Europe, and Latin America.

Fourth quarter 2003 North American industry unit sales of agricultural tractors improved across all segments, while industry sales of combines declined in the quarter. In

• CHN Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com •

Europe, industry sales of tractors and combines declined. Industry sales of tractors were down significantly in Latin America but combine sales rose significantly.

Total retail unit sales of CNH agricultural equipment increased in the quarter, with the company’s Case IH and New Holland brands posting significant gains in combine sales for the three major markets. In the North American over-40 horsepower tractor segment, the company under-performed the market on an overall basis due to limited availability of certain new models.

Fourth quarter sales of construction equipment. Net sales of construction equipment were $798 million, up $33 million for the quarter, due to currency variations and gains in wholesales in North America, partly offset by declines in Europe. CNH under-produced construction equipment retail demand by 17%.

Industry sales of heavy equipment increased worldwide led by strong growth in Asia and North America. In Europe, industry sales of heavy equipment were down slightly, while in Latin America industry sales of heavy equipment were up slightly. Industry sales of light equipment were up significantly in North America and up slightly in Europe.

Retail unit sales of CNH construction equipment in North America increased in every category, led by sales of heavy equipment. Retail sales in Western Europe and Latin America declined.

Equipment Operations fourth quarter financial results. Fourth quarter net sales of equipment were $2.683 billion, compared to $2.411 billion for the same period in 2002. Net of currency variations, sales increased slightly compared to the same period last year.

CNH Equipment Operations’ fourth quarter gross margin increased year-over-year by $27 million. The company’s agricultural business benefited from improved volume and mix, the translation impact of euro-denominated margins, and material cost savings, partially offset by additional costs associated with the launch of new products, especially in Europe. On the construction equipment side, improved sales and pricing in North America, along with manufacturing efficiencies across the board, more than offset unfavorable volume and mix in other markets.

In the quarter, CNH Equipment Operations achieved an 8% year-over-year reduction in SG&A costs, primarily due to the success of the company’s profit improvement initiatives. These savings, together with the positive contribution of the construction equipment business and the higher level of activity in the agricultural equipment business, were the primary factors driving the company’s fourth quarter industrial operating margin of $103 million, compared to $59 million in the fourth quarter of 2002.

In total, medical and pension costs for active employees and retirees increased year-over-year by approximately $21 million in the quarter.

Equipment Operations full year financial results. In 2003, CNH’s industrial operating margin rose to $381 million, compared to $262 million in 2002, an increase of 45%. Full year 2003 net sales of equipment increased to $10.069 billion, compared to $9.331 billion for the same period in 2002, mainly due to currency. CNH defines industrial operating margin as net sales, less cost of goods sold, SG&A, and Research and Development costs.

As a part of the Fiat (FIA.MI) relaunch plan, CNH’s profit improvement initiatives produced savings totaling $147 million in 2003. In addition, new products contributed about $78 million in incremental profits for the year.

CNH Equipment Operations adjusted EBITDA was $501 million for 2003 compared to $420 million in the prior year. Interest coverage was 2.1 times for the full year 2003, compared to 1.4 times for the same period last year.

Financial Services fourth quarter financial results. In the fourth quarter of 2003, CNH Capital reported net income of $36 million, compared to $27 million in the same period last year. The improvement was due mainly to lower year-over-year bad debt expenses and improved net interest margins.

Financial Services full year financial results. CNH Capital’s net income increased 55%, to $93 million in 2003, compared to a profit of $60 million in 2002. The significant growth in the bottom line performance of CNH Capital was due mainly to improved net interest margins during the year. The continued run-off of the high-risk, non-core portfolio, plus steady declines in past due and delinquency rates in CNH Capital’s core business, resulted in lower bad debt expenses for the year. The total managed portfolio at the end of 2003 increased by 10% compared to the December 31, 2002 level. In December 2003, Standard & Poor’s raised its ratings on eight subordinated tranches from seven previous CNH asset backed securitization transactions.

Balance sheet. Equipment Operations net debt was $1.902 billion on December 31, 2003, compared with $3.524 billion on December 31, 2002. Translation of non-dollar-denominated debt, contributions to the US pension plan assets, cash restructuring costs, and the annual dividend to CNH shareholders reduced the benefit of the $2 billion debt for preferred stock exchange in April 2003 by about $420 million. Equipment Operations working capital, net of currency variations was approximately $32 million higher on December 31, 2003 than on December 31, 2002.

During 2003, Financial Services used cash generated through its operations to reduce its net debt to $3.150 billion on December 31, 2003 from $3.565 billion on December 31, 2002. As a result, CNH Capital reduced its intersegment debt to Equipment Operations from one-half down to about one-third of its total net debt.

Pension fund and obligation. Throughout 2003, and particularly in the fourth quarter, CNH’s US and UK pension plan assets have benefited from returns in excess of CNH’s assumptions and previously announced contributions. The favorable developments with plan assets essentially offset decreasing discount rates in 2003. As a result, the minimum pension liability was essentially unchanged in 2003.

Agricultural equipment market outlook for 2004. CNH expects North American industry sales of combines and over-40 horsepower tractors to show a 3 to 5 percent improvement from 2003 levels, with most of the increase in tractor sales likely in the first half of the year. In Europe, industry sales of tractors and combines are expected to decline by as much as 3 to 5 percent for the year. In Latin America, tractor sales may be off slightly, while combine sales are expected to decline moderately following an exceptionally strong performance in 2003.

Construction equipment market outlook for 2004. Industry sales of both heavy and light construction equipment are expected to increase slightly in North America in 2004. In Europe where there is no clear sign of recovery as yet, CNH believes that industry sales of both heavy and light construction equipment should be flat.

CNH outlook for 2004. In 2004, CNH expects the bottom line contribution from new products launched in 2002 and 2003 to grow, through both higher volumes and improved pricing realization. The new products launched in 2003 should position CNH to take full advantage of the expected growth in the markets. Continued progress on the company’s profit improvement initiatives will also yield tangible results with most of the benefits in 2004 coming from CNH’s global sourcing and footprint rationalization actions.

These gains will be partially offset by an increase in medical costs for active employees and retirees of about $30 million for the year. The company’s profit performance may also be impacted should the dollar weaken further against the euro and the yen.

In 2004, CNH expects to incur restructuring charges of about $100 million, pretax, as the company should complete most of its restructuring initiatives. These initiatives, begun in 2000, have helped position CNH for continued bottom line growth in 2004.

Through a combination of margin improvement and top line growth, CNH expects to achieve a 2004 improvement in the bottom line comparable to that of 2003, excluding restructuring charges.

###

CNH management will hold a conference call later today to review its fourth quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in more than 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “on track,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our multiple brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2002.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Years Ended
	December 31,			December 31,

			%			%
	2003	2002	Change	2003	2002	Change

Revenues:
Net sales
Agricultural Equipment	$1,885	$1,646	15%	$7,125	$6,405	11%
Construction Equipment	798	765	4%	2,944	2,926	1%

Total net sales	2,683	2,411	11%	10,069	9,331	8%
Financial Services	173	185	(6%)	621	641	(3%)
Eliminations and other	2	(10)		(24)	(32)

Total revenues	$2,858	$2,586	11%	$10,666	$9,940	7%

Net sales:
North America	$1,125	$1,034	9%	$4,206	$4,140	2%
Western Europe	1,005	946	6%	3,739	3,317	13%
Latin America	211	143	48%	712	638	12%
Rest of World	342	288	19%	1,412	1,236	14%

Total net sales	$2,683	$2,411	11%	$10,069	$9,331	8%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	December 31,		December 31,		December 31,

	2003	2002	2003	2002	2003	2002

Revenues
Net sales	$2,683	$2,411	$2,683	$2,411	$—	$—
Finance and interest income	175	175	22	22	173	185

Total	2,858	2,586	2,705	2,433	173	185
Costs and Expenses
Cost of goods sold	2,329	2,084	2,329	2,084	—	—
Selling, general and administrative	239	274	190	207	49	67
Research and development	61	61	61	61	—	—
Restructuring	209	28	209	27	—	1
Interest expense	128	131	84	90	53	58
Interest compensation to Financial Services	—	—	20	19	—	—
Other, net	59	32	34	14	17	14

Total	3,025	2,610	2,927	2,502	119	140
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	1	36	27	2	1
Equipment Operations	11	13	11	13	—	—

Income (loss) before taxes and minority interest	(154)	(10)	(175)	(29)	56	46
Income tax provision (benefit)	(42)	16	(63)	(3)	20	19
Minority interest	(1)	(1)	(1)	(1)	—	—

Net income (loss)	$(111)	$(25)	$(111)	$(25)	$36	$27

Per Share Data:
Basic and diluted earnings (loss) per share (EPS):
EPS before restructuring	$0.22	$(0.03)

EPS	$(0.84)	$(0.19)

Dividends declared	$0.00	$0.00

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,

	2003	2002	2003	2002	2003	2002

Revenues
Net sales	$10,069	$9,331	$10,069	$9,331	$—	$—
Finance and interest income	597	609	83	100	621	641

Total	10,666	9,940	10,152	9,431	621	641
Costs and Expenses
Cost of goods sold	8,590	7,902	8,590	7,902	—	—
Selling, general and administrative	1,042	1,094	839	884	203	210
Research and development	259	283	259	283	—	—
Restructuring	271	51	268	50	3	1
Interest expense	481	554	321	390	210	242
Interest compensation to Financial Services	—	—	79	76	—	—
Other, net	241	182	149	62	71	98

Total	10,884	10,066	10,505	9,647	487	551
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	6	4	93	60	6	4
Equipment Operations	13	15	13	15	—	—

Income (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(199)	(107)	(247)	(141)	140	94
Income tax provision (benefit)	(49)	(14)	(97)	(48)	47	34
Minority interest	7	8	7	8	—	—

Net income (loss) before cumulative effect of change in accounting principle	(157)	(101)	(157)	(101)	93	60
Cumulative effect of change in accounting principle, net of tax	—	(325)	—	(325)	—	—

Net income (loss)	$(157)	$(426)	$(157)	$(426)	$93	$60

Per Share Data:
Basic and diluted earnings (loss) per share (EPS):
EPS before restructuring and cumulative effect of change in accounting principle	$0.23	$(0.65)

EPS before cumulative effect of change in accounting principle	$(1.19)	$(1.04)

EPS	$(1.19)	$(4.40)

Dividends declared	$0.25	$0.50

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002

Assets
Cash and cash equivalents	$1,944	$775	$1,801	$469	$143	$306
Accounts, notes receivable and other — net	5,996	5,711	2,347	2,021	4,003	4,016
Intersegment notes receivable	—	—	1,012	1,783	—	354
Inventories	2,478	2,054	2,478	2,054	—	—
Property, plant and equipment — net	1,528	1,449	1,518	1,437	10	12
Equipment on operating leases — net	353	544	—	—	353	544
Investment in Financial Services	—	—	1,241	1,019	—	—
Investments in unconsolidated affiliates	429	375	364	328	65	47
Goodwill and intangibles	3,393	3,385	3,248	3,245	145	140
Other assets	2,540	2,467	2,141	2,011	399	456

Total Assets	$18,661	$16,760	$16,150	$14,367	$5,118	$5,875

Liabilities and Equity
Short-term debt	$2,110	$2,749	$1,522	$1,884	$588	$865
Intersegment short-term debt	—	—	—	354	312	1,083
Accounts payable	1,635	1,436	1,836	1,555	139	183
Long-term debt	4,886	5,115	3,193	3,538	1,693	1,577
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	5,156	4,699	4,725	4,275	445	448

Total Liabilities	13,787	13,999	11,276	11,606	3,877	4,856
Equity	4,874	2,761	4,874	2,761	1,241	1,019

Total Liabilities and Equity	$18,661	$16,760	$16,150	$14,367	$5,118	$5,875

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$5,052	$7,089	$1,902	$3,524	$3,150	$3,565

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,

	2003	2002	2003	2002	2003	2002

Operating Activities:
Net income (loss)	$(157)	$(426)	$(157)	$(426)	$93	$60
Adjustments to reconcile net income (loss) to net cash from operating activities:
Cumulative effect of change in accounting principle	—	325	—	325	—	—
Depreciation and amortization	346	346	246	228	100	118
Intersegment activity	—	—	138	16	(138)	(16)
Changes in operating assets and liabilities	295	1,108	(157)	500	452	608
Other, net	120	(178)	(4)	(158)	53	(77)

Net cash from operating activities	604	1,175	66	485	560	693

Investing Activities:
Expenditures for property, plant and equipment	(194)	(241)	(192)	(237)	(2)	(4)
Expenditures for equipment on operating leases	(51)	(166)	—	—	(51)	(166)
Other, net	172	(52)	(29)	(236)	147	111

Net cash from investing activities	(73)	(459)	(221)	(473)	94	(59)

Financing Activities:
Intersegment activity	—	—	484	(116)	(484)	116
Net increase (decrease) in indebtedness	590	(749)	971	30	(381)	(779)
Dividends paid	(33)	(28)	(33)	(28)	(22)	(3)
Other, net	(19)	201	(19)	201	54	73

Net cash from financing activities	538	(576)	1,403	87	(833)	(593)

Other, net	100	(28)	84	(8)	16	(20)

Increase (decrease) in cash and cash equivalents	1,169	112	1,332	91	(163)	21
Cash and cash equivalents, beginning of period	775	663	469	378	306	285

Cash and cash equivalents, end of period	$1,944	$775	$1,801	$469	$143	$306

Non-Cash Items:
Debt-for-Equity exchange	$2,000	$1,300	$2,000	$1,300	$—	$—

Financial Services dividend to Equipment Operations	$—	$—	$—	$250	$—	$250

Extended indebtedness from short-term to long-term	$95	$—	$95	$—	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 22, 2003.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.	Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 5, 2003. The dividend was approved at the Annual General Meeting, which was held on May 8, 2003 and was paid on June 2, 2003 to shareholders of record at the close of business on May 19, 2003.

On March 27, 2003, CNH’s shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH’s authorized share capital to €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of €2.25.

On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying unaudited condensed consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A preference shares (“Series A Preferred Stock”) to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

3.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of Equipment Operations.

A reconciliation of consolidated net income (loss) per U.S. GAAP to results of operations reported to Fiat is as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(in millions)
Net income (loss) per U.S. GAAP statements	$(111)	$(25)	$(157)	$(426)
Adjustments to convert from U.S. GAAP to accounting principles followed by Fiat:
Cumulative effect of change in accounting principle, net of tax	—	—	—	325
Amortization of goodwill and other intangibles	(40)	(39)	(166)	(158)
Restructuring charge	93	21	111	34
Other, net	(3)	21	(12)	17

Net income (loss) per accounting principles followed by Fiat	(61)	(22)	(224)	(208)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	—	(1)	7	8
Income tax provision (benefit)	(33)	(5)	(25)	(35)
Restructuring charge	116	7	160	17
Net financial expense	100	90	354	390
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(7)	(12)	(13)	(16)
Other non-operating (income) expense	—	3	—	(2)

Results of operations per accounting principles followed by Fiat	$115	$60	$259	$154

The following summarizes results of operations by segment per accounting principles followed by Fiat:

Agricultural Equipment	$65	$52	$181	$201
Construction Equipment	(9)	(45)	(78)	(159)
Financial Services	59	58	163	122
Eliminations	—	(5)	(7)	(10)

Results of operations	$115	$60	$259	$154

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

A summary of CNH’s results reported to Fiat in accordance with accounting principles followed by Fiat is as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(in millions)
Revenues	$2,856	$2,584	$10,654	$9,928

Results of operations	$115	$60	$259	$154

Additionally, a key performance metric for CNH and measured by Fiat is Net Financial Position. Net Financial Position, as defined for Fiat reporting, is as follows:

	December 31,	December 31,
	2003	2002

	(in millions)
Net financial position	$(243)	$(2,432)

4.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in Note 19, “Option and Incentive Plans” to our 2002 Form 20-F. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Compensation expense is reflected in net income (loss) for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant. No stock-based employee compensation cost is reflected in net income (loss) for options granted with an exercise price equal to or in excess of the market value of CNH common shares on the date of grant.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation:

	Three Months Ended		Years Ended
	December 31,		December 31,

	2003	2002	2003	2002

	(in millions, except per share data)
Net income (loss), as reported	$(111)	$(25)	$(157)	$(426)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	1	1	1	1
Deduct: Total stock — based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(4)	(4)

Pro forma net income (loss)	$(111)	$(25)	$(160)	$(429)

Earnings (loss) per share (“EPS”):
Basic and Diluted — as reported	$(0.84)	$(0.19)	$(1.19)	$(4.40)

Basic and Diluted — pro forma	$(0.84)	$(0.19)	$(1.21)	$(4.43)

5.	Restructuring — During the three months and year ended December 31, 2003, CNH expensed approximately $209 million and $271 million of restructuring costs, respectively. The restructuring costs primarily relate to severance, benefit plan curtailments and other costs incurred due to

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

headcount reductions and facility closings under the CNH Merger Integration Plan. During the three months and year ended December 31, 2003, CNH utilized approximately $189 million and $256 million of its restructuring reserves, respectively. The utilized amounts primarily represent involuntary employee severance costs, benefit plan curtailments and costs related to the closing of facilities.

6.	Income Taxes — For the three months ended December 31, 2003 and 2002, effective income tax rates were 27.3% and (160.0) % respectively. For the years ended December 31, 2003 and 2002, effective income tax rates were 24.6% and 3.2% respectively. For 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to continued loss patterns in certain jurisdictions for which no immediate tax benefit is recognized, offset by improvements in jurisdictions where a benefit for losses has not been previously recorded. For 2002, tax rates differ from the Dutch statutory rate primarily due to differences in the geographical mix of profit, losses in jurisdictions for which no immediate tax benefit is recognizable, and changes in valuation reserves attributable to prior-year losses. For the year ended December 31, 2002, the rate is further impacted by the non-deductibility of the cumulative effect of change in accounting principle.

7.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.5 billion at December 31, 2003 compared to $4.6 billion at December 31, 2002. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of December 31, 2003 and December 31, 2002, $1.7 billion and $1.2 billion, respectively, remained outstanding under these programs.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)” (“Interpretation No. 46”). Subsequently, the FASB has deferred the required adoption date for Interpretation No. 46. Adoption of Interpretation No. 46 is not anticipated to have a material impact on CNH. The Company’s receivable securitization programs do not involve CNH holding a significant interest in any Variable Interest Entities and therefore do not require the Company to consolidate the assets, liabilities and results of operations of its QSPEs.

8.	Inventories — Inventories as of December 31, 2003 and December 31, 2002 consist of the following:

	December 31,	December 31,
	2003	2002

	(in millions)
Raw materials	$416	$295
Work-in-process	243	267
Finished goods and parts	1,819	1,492

Total Inventories	$2,478	$2,054

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

9.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the year ended December 31, 2003:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	December 31,
	2003	Amortization	and Other	2003

		(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,764	$—	$11	$1,775
Construction Equipment	631	—	3	634
Financial Services	138	—	7	145

Total	2,533	—	21	2,554

Intangibles	852	(37)	24	839

Total Goodwill and Intangibles	$3,385	$(37)	$45	$3,393

As of December 31, 2003 and December 31, 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

		December 31, 2003			December 31, 2002

	Weighted
	Ave.		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net

				(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$69	$266	$335	$51	$284
Dealer Network	25	216	35	181	216	26	190
Other	10-30	188	69	119	158	53	105

		739	173	566	709	130	579

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273

		$1,012	$173	$839	$982	$130	$852

CNH recorded amortization expense of approximately $37 million for the year ended December 31, 2003. CNH recorded amortization expense of approximately $30 million for the year ended December 31, 2002. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2004 to 2008 is approximately $35 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

10.	Debt — During the third quarter of 2003, Case New Holland, Inc. (“Case New Holland”), a wholly owned subsidiary of CNH, issued $1.05 billion of 9 1/4% Senior Notes due 2011 (the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of December 31, 2003 and December 31, 2002:

	Consolidated		Equipment Operations		Financial Services

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002

			(in millions)
Short-term debt:
With Fiat Affiliates	$698	$1,086	$403	$817	$295	$269
Other	1,412	1,663	1,119	1,067	293	596
Intersegment	—	—	—	354	312	1,083

Total Short-term debt	2,110	2,749	1,522	2,238	900	1,948

Long-term debt:
With Fiat Affiliates	1,731	2,799	1,380	2,432	351	367
Other	3,155	2,316	1,813	1,106	1,342	1,210
Intersegment	—	—	—		700	700

Total Long-term debt	4,886	5,115	3,193	3,538	2,393	2,277

Total debt:
With Fiat Affiliates	2,429	3,885	1,783	3,249	646	636
Other	4,567	3,979	2,932	2,173	1,635	1,806
Intersegment	—	—	—	354	1,012	1,783

Total debt	6,996	7,864	4,715	5,776	3,293	4,225

Less:
Cash and cash equivalents	1,944	775	1,801	469	143	306
Intersegment notes receivables	—	—	1,012	1,783	—	354

Net debt	$5,052	$7,089	$1,902	$3,524	$3,150	$3,565

At December 31, 2003, CNH had approximately $4.5 billion available under $7.9 billion total lines of credit and asset-backed facilities.

11.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2003 for this commitment is as follows:

Amount

(in millions)
Balance, January 1, 2003	$169
Current year provision	247
Claims paid and other adjustments	(233)

Balance, December 31, 2003	$183

12.	Other Post Employment Benefits — On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

of 2003”, (“FSP No.106-1”) that allows sponsors to elect to defer recognition of the effects of the Act.

In accordance with FSP No. 106-1, CNH has elected to defer recognition of the effects of the Act. Accordingly, the financial statements do not reflect the effects of the Act.

13.	Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) as of December 31, 2003 and December 31, 2002 are as follows:

	December 31,	December 31,
	2003	2002

	(in millions)
Cumulative translation adjustment	$(156)	$(419)
Minimum pension liability adjustment, net of taxes of $223 in both years	(398)	(397)
Deferred gains (losses) on derivative financial instruments, net of taxes of $10 and $(16), respectively	15	(19)

Total	$(539)	$(835)

14.	Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing fourth quarter and full year results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the Securities and Exchange Commission. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income (Loss) Before Cumulative Effect of Change in Accounting Principle, Restructuring and Earnings (Loss) Per Share

CNH defines net income (loss) before cumulative effect of change in accounting principle and restructuring as U.S. GAAP net income (loss), less restructuring charges, net of tax, and cumulative effect of change in accounting principle, net of tax.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table reconciles net income (loss) to net income (loss) before cumulative effect of change in accounting principle, net of tax and restructuring, net of tax and the related pro-forma earnings (loss) per share:

	Three Months Ended		Years Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(in millions)
Net income (loss)	$(111)	$(25)	$(157)	$(426)
Cumulative effect of change in accounting principle, net of tax	—	—	—	325

Net income (loss) before cumulative effect of change in accounting principle	(111)	(25)	(157)	(101)
Restructuring, net of tax	140	21	187	38

Net Income (loss) before cumulative effect of change in accounting
principle and restructuring	$29	$(4)	$30	$(63)

Weighted-average shares outstanding:
Basic	132.5	131.1	131.9	96.9

Diluted	132.7	131.1	132.1	96.9

Basic and Diluted EPS
EPS before cumulative effect of change in accounting principle and restructuring	$0.22	$(0.03)	$0.23	$(0.65)

EPS before cumulative effect of change in accounting principle	$(0.84)	$(0.19)	$(1.19)	$(1.04)

EPS	$(0.84)	$(0.19)	$(1.19)	$(4.40)

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended		Years Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(in millions)
Net sales	$2,683	$2,411	$10,069	$9,331
Less:
Cost of goods sold	2,329	2,084	8,590	7,902

Gross margin	354	327	1,479	1,429
Less:
Selling, general and administrative	190	207	839	884
Research and development	61	61	259	283

Industrial operating margin	$103	$59	$381	$262

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) before cumulative effect of change in accounting principle, net of tax, of Equipment Operations excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash provided (used) by operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles equipment operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most comparable, to adjusted EBITDA.

	Three Months Ended		Years Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(in millions)
Net Cash Provided (Used) by Operating Activities	$151	$292	$66	$485
Net Interest Expense:
Interest Expense	84	90	321	390
Less: Finance and Interest Income	(22)	(22)	(83)	(100)

Net Interest Expense	62	68	238	290
Income Tax Provision (Benefit)	(63)	(3)	(97)	(48)
Restructuring:
Equipment Operations	209	27	268	50
Financial Services	—	1	3	1
Change in Other Operating Activities	(190)	(260)	23	(358)

Adjusted EBITDA	$169	$125	$501	$420

Interest Coverage Ratio

CNH defines interest coverage for equipment operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of equipment operations interest coverage ratio by CNH.

	Years Ended
	December 31,

	2003	2002

	(in millions, except ratio)
Adjusted EBITDA	$501	$420

Net Interest Expense	$238	$290

Interest Coverage Ratio	2.1	1.4

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net debt of Equipment Operations is defined as total debt of Equipment Operations less intersegment notes receivable and cash and cash equivalents. The calculation of net debt is shown below:

	Consolidated		Equipment Operations		Financial Services

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002

			(in millions)
Total Debt	$6,996	$7,864	$4,715	$5,776	$3,293	$4,225
Less:
Cash and cash equivalents	1,944	775	1,801	469	143	306
Intersegment notes receivables	—	—	1,012	1,783	—	354

Net Debt	$5,052	$7,089	$1,902	$3,524	$3,150	$3,565

Working Capital

Working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The consolidated U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of December 31, 2003 using December 31, 2002 exchange rates. The calculation of working capital is shown below:

			December 31,
			2003 at
	December 31,	December 31,	December 31,
	2003	2002	2002 FX Rates

	(in millions)
Accounts, notes receivable and other — net	$2,347	$2,021	$1,989
Inventories	2,478	2,054	2,193
Accounts payable	(1,836)	(1,555)	(1,630)

Working capital	$2,989	$2,520	$2,552

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Michel Lecomte

Michel Lecomte Chief Financial Officer

February 5, 2004